Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities referred to in this announcement have not been and will not be registered in Hong Kong or under the Securities Act, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of securities to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the securities referred to in this announcement in Hong Kong or the United States or to conduct a public offering of any securities referred to in this announcement in Hong Kong or the United States.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

PROPOSED OFF-MARKET SHARE BUY-BACK

PRICING OF OFFERINGS OF US$700 MILLION CONVERTIBLE

SENIOR NOTES, CONCURRENT EQUITY PLACEMENT AND

CONCURRENT SHARE REPURCHASES

Joint Bookrunners

Goldman Sachs		Morgan Stanley

The Board is pleased to announce the pricing of the Notes Offerings (comprising the Marketed Notes Offering and the Tencent Notes Subscription) of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) previously announced on September 4, 2026 (after Hong Kong trading hours). The Notes have been offered only to non-U.S. persons that are also “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States in compliance with Regulation S under the Securities Act.

THE PURCHASE AGREEMENT

The principal terms of the Purchase Agreement in respect of the Marketed Notes Offering are set out below:

Date:	September 4, 2026 (after Hong Kong trading hours)

Closing date:	Expected to be September 9, 2026, or such later date as designated in writing by the Joint Bookrunners, as representatives of the Initial Purchasers (defined below) and in any event not later than September 16, 2026, and subject to the “Conditions”.

Parties:	The Company, as the issuer on the one hand, and the Joint Bookrunners, as representatives of the initial purchasers of the Notes (the “Initial Purchasers”) on the other hand.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of the Initial Purchasers and their respective ultimate beneficial owners is a third party independent of the Company and its connected persons.

The purchase:	Subject to the “Conditions”, the Company agrees to sell to the Initial Purchasers, and each Initial Purchaser agrees, severally and not jointly, to purchase from the Company, the Notes with an aggregate principal amount of US$500 million at a purchase price of 98.35% of the principal amount of the Notes.

Conditions:	The completion of the purchase of the Notes is subject to the conditions specified in the Purchase Agreement, including:
(i) no material adverse change that makes it impracticable or inadvisable to market the Notes;
(ii) the Initial Purchasers having received the relevant regulatory documents and filings, management certificates, legal opinions and comfort letters;
(iii) delivery of lock-up letters to the Initial Purchasers (please refer to the section headed “Lock-up” below);
(iv) execution and delivery of the indenture of the Notes; and
(v) the closing of the Concurrent Delta Offering.

Lock-up:	The Company, each of the Directors, the shareholders affiliated to the Directors and the Chief Financial Officer of the Company, has agreed not to sell or otherwise dispose of the Company’s ADSs or Shares or certain other securities until 90 days after the date of the final offering memorandum relating to the Marketed Notes Offerings, subject to the terms and exceptions in the Purchase Agreement, without the prior written consent of the Joint Bookrunners.

Termination:

The Initial Purchasers may terminate the Purchase Agreement by notice given by the Joint Bookrunners to the Company, if after the execution and delivery of the Purchase Agreement and prior to the closing date:

(i) suspension of, or material limitation in, trading generally on or by any applicable stock exchange, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any applicable exchange or by order of any government authority, or suspension of trading of the Company’s securities on any exchange or in any over-the-counter market;

(ii) a material disruption in commercial banking, securities settlement, payment or clearance services in the United States, the PRC, the Cayman Islands or Europe;
(iii) any moratorium on commercial banking activities declared by United States Federal, New York State, the PRC or Cayman Islands authorities; or
(iv) a material adverse change that makes it impracticable or inadvisable to proceed with the offer, sale or delivery of the Notes.

THE NOTES

The principal terms of the Notes are set out below:

Issuer:	The Company

Issue size:	US$700 million aggregate principal amount of the Notes.

Form and denomination:	The Notes will be in denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.

Issue price:	100% of the principal amount of the Notes.

Interest:	The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

Conversion rights:	Holders may convert all or any portion of their Notes, in principal amounts of US$200,000 or any amount in excess thereof which is an integral multiple of US$1,000, at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date.

Settlement upon conversion:	Conversions will be settled in Class Z Ordinary Shares and cash in lieu of any fractional Class Z Ordinary Share.

Class Z Ordinary Shares deliverable upon conversion of the Notes (the “Conversion Shares”) will be issued under the General Mandate.

Conversion price:	The initial conversion price (the “Conversion Price”) (subject to adjustment), is approximately HK$155.79 per Conversion Share, which represents:

(i) a premium of approximately 28.2% to the closing price of US$15.50 per ADS on the Nasdaq on September 3, 2026, being the previous trading day on the Nasdaq immediately prior to the date of the Purchase Agreement, converted at a pre-determined exchange rate for Hong Kong dollars;

(ii) a premium of approximately 28.3% to the closing price of HK$121.40 per Class Z Ordinary Share on the Stock Exchange on September 4, 2026, being the date of the Purchase Agreement;

(iii)  a premium of approximately 26.2% to the average closing price of approximately HK$123.46 per Class Z Ordinary Share on the Stock Exchange for the last five consecutive trading days immediately prior to the date of the Purchase Agreement; and

(iv) a premium of approximately 35.0% to the clearing share price of the Concurrent Equity Placement of HK$115.38 per Class Z Ordinary Share.

The Conversion Price for each Conversion Share will not be less than the benchmark price set out in Rule 13.36(5) of the Listing Rules.

The Conversion Price was determined after arm’s length negotiations between the parties with reference to the Reference Price. The Conversion Price is subject to adjustment upon the occurrence of customary prescribed events, including: cash or share dividend distribution, share split, share combination, rights issues of Class Z Ordinary Shares or options over Class Z Ordinary Shares (directly or in the form of ADSs), payment for Class Z Ordinary Shares (directly or in the form of ADSs) in respect of a tender or exchange offer, and other events as stipulated in the terms of the Notes.

The net price of each Conversion Share to the Company, based on the estimated net proceeds of approximately US$690.4 million and 35,236,180 Conversion Shares that are issuable under the Notes (excluding adjustment and make-whole adjustments) (based on the initial conversion rate of 50.3374 Shares per US$1,000 principal amount of Notes), is expected to be approximately US$19.5921, converted at a pre-determined exchange rate for U.S. dollars. The Conversion Shares have an aggregate nominal value of US$3,523.62 and a market value of US$545,572,749, converted at a pre-determined exchange rate for U.S. dollars, based on the closing price of HK$121.40 per Class Z Ordinary Share on the Stock Exchange on the date of the Purchase Agreement.

Maturity:	The Notes will mature on September 15, 2031, unless earlier converted, redeemed or repurchased.

Redemption:	The terms of the Notes specify circumstances in which the Notes may be redeemed.

Redemption by the Noteholders:

Noteholders have the right, at their option, to require the Company to repurchase for cash all or any part of their Notes on September 15, 2029, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased.

Redemption by Company:

(i) Optional redemption: The Company may redeem the Notes for cash, at its option, in whole or in part, on or after September 28, 2029 if the last reported sale price of the Class Z Ordinary Shares (converted into U.S. dollars at the prevailing rate as of such trading day) has been at least 130% of the conversion price for the notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

(ii)  Cleanup redemption: The Company may redeem the Notes for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remain outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

(iii) Tax redemption: The Company may redeem all but not part of the Notes upon occurrence of certain tax-related events, at a redemption price equal to 100% of the principal amount thereof.

Transfer restrictions:	Neither the notes nor the Class Z ordinary shares deliverable upon conversion have been registered under the Securities Act. Prior to the date that is 40 days after the earlier of (i) the last date of original issuance of the Notes and (ii) the 90th day following September 9, 2026 (such earlier date, the “distribution compliance period start date” and such date that is 40 days thereafter, the “distribution compliance period end date”), holders may only resell or otherwise transfer any of the Notes to, or for the account or benefit of, non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States. On or after the distribution compliance period end date and prior to the date that is one year after the distribution compliance period start date, holders may only resell or otherwise transfer any of the Notes to, or for the account or benefit of, persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A).

Ranking:	The Notes will be the Group’s general unsecured obligations that rank senior in right of payment to all of its indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all of the Group’s liabilities that are not so subordinated, including its obligations under the December 2026 Notes, the 2027 Notes and the 2030 Notes.

The Notes will not be offered or sold in Hong Kong to the “public” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). The Notes have been offered only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States in compliance with Regulation S under the Securities Act. There can be no assurance that the Notes Offerings will be completed.

None of the purchasers of the Notes (including the Convertible Arbitrage Investors, defined below) is expected to be a connected person of the Company and none of the sellers of the Class Z Ordinary Shares under the Concurrent Repurchases (as defined below) is a connected person of the Company.

CONCURRENT EQUITY PLACEMENT

In connection with the Marketed Notes Offering, the Company also announced the pricing of the previously announced concurrent fixed-price offering of its 6,976,760 Class Z Ordinary Shares that are borrowed from non-affiliate third parties and offered, on a several basis, by Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited or their respective affiliates (in such capacity, the “Concurrent Delta Offering Banks”) to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act, at HK$115.38 per Class Z Ordinary Share (the “Concurrent Delta Offering”). The Concurrent Delta Offering Banks will use the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z Ordinary Shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z Ordinary Shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors. No new Class Z Ordinary Shares will be issued in the Concurrent Delta Offering.

In addition to and concurrently with the Concurrent Delta Offering, Tencent Mobility has offered and sold 26,374,900 Class Z Ordinary Shares through a placing agent (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement have been offered concurrently to the same category of investors and priced through the same bookbuilding process (the offering price in the Concurrent Equity Placement, the “Reference Price”). The Company will not issue any new Class Z Ordinary Shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent will receive the net proceeds from the Tencent Secondary Placement.

In connection with the Tencent Secondary Placement, Tencent Mobility has agreed (in the relevant agreement with the placing agent) not to, and to procure Tencent and its nominees and affiliates not to, sell or otherwise dispose of the Company’s securities from the date of such agreement to the date which is 90 days after the closing date of the Tencent Secondary Placement.

CONCURRENT DELTA REPURCHASE

In addition, the Company was allocated 6,795,540 Class Z Ordinary Shares offered in the Concurrent Delta Offering for purchase, representing (i) 1.6% of the number of Shares issued and outstanding as of August 31, 2026 (being the latest practicable date for ascertaining information in this announcement), (ii) 19.3% of the number of Conversion Shares and (iii) 97.4% of the number of Shares subject to the Concurrent Delta Offering, for an aggregate amount of HK$784 million (equivalent to approximately US$100 million) at the offering price (the “Concurrent Delta Repurchase”). The purchase price for the Concurrent Delta Repurchase is the Reference Price, i.e. HK$115.38 per Class Z Ordinary Share. For the avoidance of doubt, the Company is the price taker, as it did not take part in the negotiation of or have an active role in setting the price for the Concurrent Equity Placement.

The Company will use part of the proceeds from the Marketed Notes Offering for the Concurrent Delta Repurchase. The repurchased Class Z Ordinary Shares will be cancelled.

In respect of the Concurrent Delta Repurchase, the Company has applied for, and (i) the Stock Exchange has granted a Rule 10.06(3)(a) Approval; and (ii) the Executive has granted a waiver from compliance with the Buybacks Code (other than Rule 6) having considered all the relevant circumstances. Please refer to the announcement of the Company dated September 4, 2026 for details.

Save for the Concurrent Repurchases and the circumstances as set out in the note to Rule 10.06(3) (a) of the Listing Rules, the Company would not make a new issue of Shares or a sale or transfer of any treasury shares, or announce a proposed new issue of Shares or a sale or transfer of any treasury shares, for a period of 30 days after the Concurrent Repurchases, whether on the Stock Exchange or otherwise, without the prior consent of the Stock Exchange.

TENCENT NOTES SUBSCRIPTION AND CONCURRENT TENCENT REPURCHASE

Pursuant to the Tencent Subscription and Repurchase Agreement, Tencent (through Huang River) has agreed to subscribe for US$200 million in aggregate principal amount of the Notes in compliance with Regulation S under the Securities Act, on the same terms of the Notes and at the same initial offering price will be offered in the Marketed Notes Offering (the “Tencent Notes Subscription”).

The Company has also agreed to repurchase from Tencent’s subsidiaries, Huang River and Tencent Mobility, 13,591,090 Class Z Ordinary Shares (including Class Z Ordinary Shares represented by ADSs) for an aggregate purchase price of US$200 million at the Reference Price (the “Concurrent Tencent Repurchase”). The Concurrent Tencent Repurchase would constitute an off-market share buy-back under the Buybacks Code. The Company has applied for, and the Executive has granted, the Rule 7 Waiver in respect of the Concurrent Tencent Repurchase. The Company has also applied for, and the Executive has indicated that it is minded to grant, the Rule 2 Approval, subject to the conditions provided thereunder. The conditions to the Rule 2 Approval will include, among other things, approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders present in person or by proxy at a meeting to be held for such purposes. In addition, the Company has applied for, and the Stock Exchange has granted a Rule 10.06(3)(a) Approval in respect of the Concurrent Tencent Repurchase. Please refer to the announcement of the Company dated September 4, 2026 for details.

The Reference Price represents:

(a)

a discount of approximately 5.0% to the closing price of HK$121.40 per Class Z Ordinary Share as quoted on the Stock Exchange on September 4, 2026, being the effective date of the Tencent Subscription and Repurchase Agreement;

(b)

a discount of approximately 5.1% to the closing price of US$15.50 per ADS on the Nasdaq on September 3, 2026 (U.S. Eastern Time), being the last trading day on the Nasdaq immediately prior to the effective date of the Tencent Subscription and Repurchase Agreement;

(c)

a discount of approximately 6.5% to the average closing price of approximately HK$123.46 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the five consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(d)

a discount of approximately 15.5% to the average closing price of approximately HK$136.49 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 30 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(e)

a discount of approximately 19.0% to the average closing price of approximately HK$142.50 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 90 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(f)

a discount of approximately 35.1% to the average closing price of approximately HK$177.88 per Class Z Ordinary Share based on the daily closing prices of the Shares as quoted on the Stock Exchange for the 180 consecutive trading days immediately prior to and including the effective date of the Tencent Subscription and Repurchase Agreement;

(g)

a premium of approximately 163.6% to the net asset value of approximately HK$43.77 per issued Share as at December 31, 2025 based on the Company’s latest audited financial statements published in the Company’s annual report for the year ended December 31, 2025; and

(h)

a premium of approximately 159.9% to the net asset value of approximately HK$44.39 per issued Share as at June 30, 2026 based on the Company’s latest unaudited financial statements published in the Company’s interim results announcement for the six months ended June 30, 2026.

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will take place concurrently following satisfaction of the relevant conditions, including approval of the Concurrent Tencent Repurchase by Disinterested Shareholders at the EGM. In other words, if the Tencent Notes Subscription does not proceed to closing, the Concurrent Tencent Repurchase would not proceed to closing either and vice versa. In addition, the closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase will be conditional upon completion of the Marketed Notes Offering. The closing of the Marketed Notes Offering is not conditional upon the closing of the Tencent Notes Subscription.

At the concurrent closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase, the subscription price payable by Huang River to the Company, on the one hand, and the aggregate repurchase price payable by the Company to Huang River and Tencent Mobility, on the other hand, shall be satisfied and discharged by set-off against each other.

IRREVOCABLE UNDERTAKINGS

Based on the shareholding of the following Shareholders as at the date of this announcement and the number of issued Shares as at August 31, 2026:

(a)

Vanship Limited, which is indirectly controlled by Mr. Rui Chen, our Director, Chairman of the Board, Chief Executive Officer and one of our WVR Beneficiaries, holds 48,032,802 Class Y Ordinary Shares, representing approximately 11.5% of the issued Shares and 42.3% of the total voting rights in the Company;

(b)

Saber Lily Limited, which is indirectly controlled by Ms. Ni Li, our Director, Vice Chairwoman of the Board, Chief Operating Officer and one of our WVR Beneficiaries, holds 7,200,000 Class Y Ordinary Shares, representing approximately 1.7% of the issued Shares and 6.3% of the total voting rights in the Company; and

(c)

Kami Sama Limited, which is indirectly controlled by Mr. Yi Xu, our Director, President and one of our WVR Beneficiaries, holds 24,467,208 Class Y Ordinary Shares and 2,900,000 Class Z Ordinary Shares[1]; Mr. Yi Xu also holds 45,000 ADSs. In aggregate, Mr. Yi Xu’s Shares (held directly and indirectly) represent approximately 6.6% of the issued Shares and 21.8% of the total voting rights in the Company.

On September 4, 2026, each of the above Shareholders (collectively the “Committed Shareholders”) executed an irrevocable undertaking in favour of the Company (collectively, the “Irrevocable Undertakings”), pursuant to which each of the Committed Shareholders has irrevocably undertaken to the Company to cast all votes in respect of the Shares held by it as of the date of its Irrevocable Undertaking and any other Shares it acquires after the date of its Irrevocable Undertaking (to the extent such Shareholder is not prohibited by any pre-existing contracts, applicable laws or regulations or governmental authorities from casting such vote) in favour of any resolution(s) put to the Shareholders at any general meeting to be convened in connection with the Concurrent Tencent Repurchase to approve the Concurrent Tencent Repurchase and related arrangements.

1

In the case of Kami Sama Limited, the 2,900,000 Class Z Ordinary Shares held by it are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that it is not entitled to exercise the voting rights attached to those Shares.

The Committed Shareholders collectively are expected to be entitled to exercise the voting rights attached to a total of 78,405,872 Class Y Ordinary Shares and 1,339,138 Class Z Ordinary Shares, on a pro forma basis after giving effect to the proposed transactions that are expected to be completed before the record date of the EGM. Based on the historical participation rate at the Company’s recent general meetings, the Company reasonably expects that these votes will represent not less than 75% of the total votes eligible to be cast by the Disinterested Shareholders at the EGM.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY FOLLOWING THE COMPLETION OF THE NOTES OFFERINGS AND THE CONCURRENT REPURCHASES

Assuming there being no other change in the shareholding structure of the Company, the following table sets out the shareholding structure of the Company (i) as at August 31, 2026 (being the latest practicable date for ascertaining information in this announcement); (ii) immediately after the Concurrent Repurchases and completion of the Notes Offerings, assuming no conversion of the Notes; (iii) immediately after the Concurrent Repurchases, completion of the Notes Offerings, and Rule 8A.15 Adjustment, assuming no conversion of the Notes; and (iv) immediately after the Concurrent Repurchases, completion of the Notes Offerings, Rule 8A.15 Adjustment and the full conversion of the Notes at the initial Conversion Price:

	As at August 31, 2026				Immediately after the Concurrent Repurchases and completion of the Notes Offerings, assuming no conversion of the Notes				Immediately after the Concurrent Repurchases, completion of the Notes Offerings and Rule 8A.15 Adjustment, assuming no conversion of the Notes				Immediately after the Concurrent Repurchases, completion of the Notes Offerings, Rule 8A.15 Adjustment and the full conversion of the Notes at the initial Conversion Price
	Number and class of Shares(1)(2)		Approx. % of beneficial ownership(1)	Approx. % of voting power(1)	Number and class of Shares(2)(3)		Approx. % of beneficial ownership(3)	Approx. % of voting power(3)	Number and class of Shares(2)(4)		Approx. % of beneficial ownership(3)(4)	Approx. % of voting power(3)(4)	Number and class of Shares(2)(4)		Approx. % of beneficial ownership(3)(4)	Approx. % of voting power(3)(4)
Shareholders
Mr. Rui Chen (including his associates)(6)	48,032,802 Class Y Ordinary Shares		11.5%	42.3%	48,032,802 Class Y Ordinary Shares		12.1%	43.1%	45,692,985 Class Y Ordinary Shares		11.5%	42.3%	45,692,985 Class Y Ordinary Shares		10.5%	41.0%
	0 Class Z Ordinary Shares		0.0%	0.0%	0 Class Z Ordinary Shares		0.0%	0.0%	2,339,817 Class Z Ordinary Shares		0.6%	0.2%	2,339,817 Class Z Ordinary Shares		0.5%	0.2%
Ms. Ni Li (including her associates)(6)	7,200,000 Class Y Ordinary Shares		1.7%	6.3%	7,200,000 Class Y Ordinary Shares		1.8%	6.5%	6,849,267 Class Y Ordinary Shares		1.7%	6.3%	6,849,267 Class Y Ordinary Shares		1.6%	6.1%
	0 Class Z Ordinary Shares		0.0%	0.0%	0 Class Z Ordinary Shares		0.0%	0.0%	350,733 Class Z Ordinary Shares		0.1%	0.0%	350,733 Class Z Ordinary Shares		0.1%	0.0%
Mr. Yi Xu (including his associates)(6)	24,467,208 Class Y Ordinary Shares		5.8%	21.5%	24,467,208 Class Y Ordinary Shares		6.1%	21.9%	23,275,340 Class Y Ordinary Shares		5.8%	21.5%	23,275,340 Class Y Ordinary Shares		5.4%	20.9%
	2,945,000 Class Z Ordinary Shares	(7)	0.7%	0.3%	2,945,000 Class Z Ordinary Shares	(7)	0.7%	0.3%	4,136,868 Class Z Ordinary Shares	(7)	1.0%	0.4%	4,136,868 Class Z Ordinary Shares	(7)	1.0%	0.4%
Holder(s) of the Conversion Shares (other than Tencent) Tencent (including its subsidiaries)	—		—	—	—		—	—	—		—	—	25,168,700 Class Z Ordinary Shares		5.8%	2.3%
	40,014,008 Class Z Ordinary Shares		9.6%	3.5%	48,018 Class Z Ordinary Shares	(5)	0.0%	0.0%	48,018 Class Z Ordinary Shares	(5)	0.0%	0.0%	10,115,498 Class Z Ordinary Shares	(5)	2.3%	0.9%
Other Shareholders	295,846,747 Class Z Ordinary Shares		70.7%	26.0%	315,426,107 Class Z Ordinary Shares		79.2%	28.3%	315,426,107 Class Z Ordinary Shares		79.2%	29.2%	315,426,107 Class Z Ordinary Shares		72.8%	28.3%
Repurchased Shares(8)	—		—	—	20,386,630 Class Z Ordinary Shares		—	—	20,386,630 Class Z Ordinary Shares		—	—	20,386,630 Class Z Ordinary Shares		—	—
Total (excluding treasury shares)	418,505,765 Shares		100%	100%	398,119,135 Shares		100%	100%	398,119,135 Shares		100%	100%	433,355,315 Shares		100%	100%

Notes:

(1)

The calculation is based on the total number of 418,505,765 Shares issued and outstanding as at August 31, 2026 (comprising 79,700,010 Class Y Ordinary Shares and 338,805,755 Class Z Ordinary Shares), without taking into account the Bulk Issuance Shares.

(2)	Including Class Z Ordinary Shares underlying ADSs where applicable.
(3)	Assuming there is no change in the total number of Shares issued and outstanding from August 31, 2026 to the date immediately after the Concurrent Repurchases and completion of the Notes Offerings.
(4)

Upon the Concurrent Repurchases, since the reduction in the number of issued and outstanding Shares would result in an increase in the proportion of the Company’s Shares that carry weighted voting rights (Class Y Ordinary Shares), the WVR beneficiaries (i.e. Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu) will reduce their total weighted voting rights in the Company proportionately (through conversion of a proportion of their shareholding with those rights into shares without those rights) pursuant to Rule 8A.15 of the Listing Rules (the “R8A.15 Adjustment”). For illustrative purposes, assuming the WVR beneficiaries will convert a total of 3,882,418 Class Y Ordinary Shares to Class Z Ordinary Shares for the R8A.15 Adjustment, on a pro rata basis, upon the Concurrent Repurchases, and assuming there is no other change in the total number of Shares issued and outstanding from August 31, 2026 to the date immediately after the Concurrent Repurchases and the completion of the full conversion of the Notes at the initial Conversion Price.

(5)	Inclusive of the impact of the Tencent Secondary Placement.
(6)

The WVR beneficiaries (i.e. Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu) are not related. Mr. Rui Chen has served as chairman of the board of directors and chief executive officer of the Company since November 2014. Ms. Ni Li has served as the Company’s chief operating officer since November 2014 and vice chairwoman of the Company’s board of directors since January 2015. Mr. Yi Xu founded the Company’s website in 2009 (which culminated in the commencement of the Group’s commercial operations in 2011 and the founding of the Company in 2013) and has served as the Company’s director and president since December 2013.

(7)

2,900,000 Class Z Ordinary Shares out of Mr. Yi Xu’s shareholding are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that he is not entitled to exercise the voting rights attached to those shares while retaining the economic ownership of those shares.

(8)	The Company expects to cancel the underlying Class Z Ordinary Shares of the Concurrent Repurchases.

USE OF PROCEEDS

The Company expects to raise total net proceeds of approximately US$690.4 million (equivalent to approximately HK$5,412.8 million) from the Notes Offerings, after deducting the Initial Purchasers’ estimated fees, commissions and expenses. The Company has used/plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase; (b) to fund the Concurrent Tencent Repurchase; (c) for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation; (ii) deepen user engagement with its high-quality content and community; and (iii) leverage AI to boost productivity and efficiency; and (d) general corporate purposes.

In May 2025, the Company completed the offering of the 2030 Notes. The Company planned to use the net proceeds of the 2030 Notes for enhancing its content ecosystem, improving its overall monetization efficiency, funding the concurrent repurchase that was conducted in connection with the offering of the 2030 Notes, funding future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes. The Company raised total net proceeds of approximately US$678.1 million from the offering of the 2030 Notes, after deducting the initial purchasers’ commissions and expenses. As of the date of this announcement, US$336.7 million remains unutilized and the Company expects to fully utilize the remaining net proceeds in accordance with the intended purposes within the next two years. There has been no change in the intended use of net proceeds as previously disclosed in the announcement of the Company.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not conducted any other equity fund raising activity in the past twelve-month period immediately preceding this announcement.

GENERAL MANDATE

The Conversion Shares will be issued under the General Mandate. As at the date of this announcement, the General Mandate has not been utilized and the maximum number of Class Z Ordinary Shares allowed to be allotted and issued under the General Mandate is 83,386,292.

Upon exercise in full of the conversion rights attached to the Notes at the initial Conversion Price of approximately HK$155.79 per Class Z Ordinary Share, a total of approximately 35,236,180 Conversion Shares, representing 8.4% of the number of Shares issued and outstanding as of August 31, 2026 will be issued. The General Mandate is therefore sufficient for the allotment and issue of the Conversion Shares. As such, the issue of the Notes and the Conversion Shares thereunder are not subject to Shareholders’ approval at a general meeting.

APPLICATIONS FOR LISTING

The Company will apply to the Vienna MTF operated by the Vienna Stock Exchange for the listing of the Notes.

The Company will make an application to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares to be issued upon the conversion of the Notes on the Stock Exchange. Please refer to the section headed “Transfer restrictions” above for the restrictions on transferability and resale of Class Z Ordinary Shares deliverable upon conversion.

GENERAL

Attached hereto as Schedule I is the full text of the press release issued by the Company on September 4, 2026 (U.S. Eastern Time), in relation to the pricing of the Notes Offerings, Concurrent Equity Placement and Concurrent Repurchases, some of which may constitute material inside information of the Company.

The Notes referenced herein have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (other than distributors) (in each case, within the meaning of Regulation S under the Securities Act) unless such securities are registered under the Securities Act, or an exemption from the registration requirements is available.

DEFINITIONS

“2027 Notes”	1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020

“2030 Notes”	0.625% convertible senior notes due 2030, initially in an aggregate principal amount of US$600 million, issued by the Company in May 2025

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“Board”	the board of directors of the Company

“Bulk Issuance Shares”	Class Z Ordinary Shares that are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans

“Buybacks Code”	the Hong Kong Code on Share Buy-backs

“Business Day”	means a day (excluding Saturdays, Sundays and public holidays) on which the Stock Exchange is generally open for transaction of business and banks are generally open for business in Hong Kong and New York City

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (HKEX: 772), and a subsidiary of Tencent

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Company”	Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on December 23, 2013

“Concurrent Delta Offering”	in connection with the Notes Offerings, the proposed fixed-price offering to non-U.S. persons in offshore transactions in reliance upon Regulation S under the Securities Act of a number of the Company’s Class Z Ordinary Shares to be borrowed from non- affiliate third parties to be conducted through the Concurrent Delta Offering Banks, to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy

“Concurrent Delta Repurchase”	the proposed repurchase by the Company of a portion of the Class Z Ordinary Shares offered in the Concurrent Delta Offering for approximately US$100 million at the Reference Price

“Concurrent Equity Placement”	the Concurrent Delta Offering and the Tencent Secondary Placement

“Concurrent Tencent Repurchase”	the proposed repurchase by the Company of a portion of the existing Class Z Ordinary Shares and ADSs held by Tencent (through Huang River and Tencent Mobility), for US$200 million at the Reference Price pursuant to and subject to the terms and conditions set forth in the Tencent Subscription and Repurchase Agreement

“Concurrent Repurchases”	the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Conversion Shares”	Class Z Ordinary Shares deliverable upon conversion of the Notes

“December 2026 Notes”	0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021

“Director(s)”	the director(s) of the Company

“Disinterested Shareholders”	Shareholder(s) other than Tencent Mobility, Huang River and China Literature (which are subsidiaries of Tencent and hold Shares and/ or ADSs), persons acting in concert with them, and Shareholders who have a material interest in the Concurrent Tencent Repurchase which is different from the interests of all other Shareholders

“EGM”	the extraordinary general meeting of Shareholders the Company expects to convene to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by Disinterested Shareholders

“Exchange Act”	the Securities Exchange Act of 1934, as amended

“Executive”	the Executive Director of the Corporate Finance Division of the SFC, or any delegate of the Executive Director

“General Mandate”	the general mandate granted by the Shareholders to the Directors on June 17, 2026 to allot and issue new Class Z Ordinary Shares and/ or ADSs in accordance with Rule 13.36(2)(b) of the Listing Rules; further details are set out in the Company’s circular dated April 16, 2026. As at the date of this announcement, the amount able to be issued by the Company under this general mandate is 83,386,292 Class Z Ordinary Shares, being 20% of the total issued Shares on June 17, 2026 (i.e. the sum of 337,231,452 Class Z Ordinary Shares and 79,700,010 Class Y Ordinary Shares excluding Bulk Issuance Shares)

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Huang River”	Huang River Investment Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent

“Joint Bookrunners”	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Long Stop Date”	means the date falling 100 days after the date of the Tencent Subscription and Repurchase Agreement or such other date as the parties thereto may agree in writing

“Marketed Notes Offering”	the offering of the Notes to investors other than Tencent

“Noteholder(s)”	holder of the Notes

“Notes”	US$700 million in aggregate principal amount of convertible senior notes due 2031

“Notes Offerings”	the Marketed Notes Offering and the Tencent Notes Subscription

“Rule 10.06(3)(a) Approval”	the Stock Exchange’s approval under Rule 10.06(3)(a) of the Listing Rules

“Rule 2 Approval”	approval by the Executive of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder

“Rule 7 Waiver”	a waiver from strict compliance with Rule 7 of the Buybacks Code

“Reference Price”	the offering price of the Concurrent Equity Placement determined through the bookbuilding process

“Reserved Matters”	those matters or resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SEC”	the Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	the Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires. In this announcement, unless otherwise specified, references to “issued Shares” exclude Bulk Issuance Shares and treasury shares (if any).

“Shareholder(s)”	holder(s) of the Share(s), and/or where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Tencent”	Tencent Holdings Limited, a limited liability company organised and existing under the laws of the Cayman Islands and the shares of which are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter))

“Tencent Mobility”	Tencent Mobility Limited, a company limited by shares incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Tencent

“Tencent Notes Subscription”	the proposed subscription by Tencent (through Huang River) for US$200 million of the principal amount of the Notes on the same terms as the investors in the Marketed Notes Offering pursuant to and subject to the terms and conditions set forth in the Tencent Subscription and Repurchase Agreement

“Tencent Subscription and Repurchase Agreement”	the notes subscription and share repurchase agreement executed by the Company, Huang River and Tencent Mobility on September 4, 2026 in respect of the Tencent Notes Subscription and the Concurrent Tencent Repurchase

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“United States”	the United States of America

“US$”	US dollars, the lawful currency of the United States

“WVR”	weighted voting rights

“WVR Beneficiaries”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, holding the Class Y Ordinary Shares

“%”	per cent

Unless otherwise specified, all references to time and dates in this announcement refer to Hong Kong time and dates.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, September 4, 2026

For the purposes of this announcement, the exchange rate of US$1.00 = HK$7.8407 has been used for currency translation, where applicable. Such an exchange rate is for illustrative purposes and does not constitute representations that any amount in US$ or HK$ has been, could have been or may be converted at such a rate.

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Schedule I

Bilibili Inc. Announces Pricing of Offerings of US$700 Million Convertible Senior Notes, Concurrent Equity Placement and Concurrent Share Repurchases

SHANGHAI, September 4, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the pricing of its offerings (the “Notes Offerings”) of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”), including US$200 million of the principal amount of the Notes subscribed for in the Tencent Notes Subscription (as described below). The Notes have been made available only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) outside the United States in compliance with Regulation S under the Securities Act.

The Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase (as defined below); (b) to fund the Concurrent Tencent Repurchase (as defined below); (c) for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation, (ii) deepen user engagement with its high-quality content and community, and (iii) leverage AI to boost productivity and efficiency; and (d) for general corporate purposes.

Terms of the Notes

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on September 15, 2031, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date at an initial conversion rate of 50.3374 Class Z ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$155.79 per Class Z ordinary share and represents a conversion premium of approximately 28.3% above the closing price of HK$121.40 per Class Z ordinary share of the Company on the Hong Kong Stock Exchange on September 4, 2026) and a premium of approximately 35.0% to the Reference Price, being the clearing share price of the Concurrent Equity Placement (each as defined below) of HK$115.38 per Class Z ordinary share of the Company, and is subject to adjustments customary for such securities. Upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share.

The Company may redeem for cash all or any part of the Notes on or after September 28, 2029 if the last reported sale price of the Class Z ordinary shares (converted into U.S. dollars at the prevailing rate as of such trading day) has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (the “Optional Redemption”). In addition, the Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem the Notes upon the occurrence of certain tax-related events (the “Tax Redemption”). Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on September 15, 2029 or in the event of certain fundamental changes. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

Tencent Notes Subscription

Tencent Holdings Limited (together with its subsidiaries, “Tencent”), through its subsidiary, has agreed to subscribe for US$200 million of the principal amount of the Notes, in addition to the aggregate principal amount of the Notes of US$500 million that will be sold to investors other than Tencent through certain financial institutions acting severally as the initial purchasers in compliance with Regulation S under the Securities Act (the “Marketed Notes Offering”), on the same terms of the Notes and at the same initial offering price as offered in the Marketed Notes Offering (the “Tencent Notes Subscription”).

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase (described below) will be concurrent and subject to the completion of the Marketed Notes Offering, the shareholders’ approval at the EGM (described below) and other customary conditions precedent.

Concurrent Equity Placement

The Company also announced the pricing of the previously announced concurrent fixed-price offering of its 6,976,760 Class Z ordinary shares that are being borrowed from non-affiliate third parties and offered, on a several basis, by certain financial institutions acting as the initial purchasers of the Marketed Notes Offering (or their respective affiliates) (in such capacity, the “Concurrent Delta Offering Banks”) to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act, at HK$115.38 per Class Z ordinary share (the “Concurrent Delta Offering” and such price, the “Reference Price”). The Concurrent Delta Offering Banks will use the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z ordinary shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z ordinary shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors.

In addition to and concurrently with the Concurrent Delta Offering, Tencent (through its subsidiary) has offered and sold 26,374,900 Class Z ordinary shares at the Reference Price through a placing agent (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement have been offered concurrently to the same category of investors and priced through the same bookbuilding process.

The Company will not issue any new Class Z ordinary shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent will receive the net proceeds from the Tencent Secondary Placement.

Concurrent Repurchases

The Company was allocated 6,795,540 Class Z ordinary shares offered in the Concurrent Delta Offering for purchase concurrently with the closing of the Marketed Notes Offering (the “Concurrent Delta Repurchase”).

The Company has also agreed to repurchase 13,591,090 Class Z ordinary shares (including in the form of American depositary shares) held by Tencent concurrently with the closing of the Tencent Notes Subscription (the “Concurrent Tencent Repurchase” and, together with the Concurrent Delta Repurchase, the “Concurrent Repurchases”). The purchase price in each of the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase is the Reference Price, or HK$115.38 per Class Z ordinary share. The Company’s board of directors has authorized a separate special share repurchase program of up to US$300 million for the Concurrent Repurchases.

The Company has entered into an agreement with Tencent for the Tencent Notes Subscription and the Concurrent Tencent Repurchase. The Company expects to convene an extraordinary general meeting of shareholders (the “EGM”) in the near future to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by disinterested shareholders present at the EGM.

Other Matters

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes and the Class Z ordinary shares offered and sold in the Concurrent Equity Placement have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons except pursuant to registration or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Marketed Notes Offering, the Tencent Notes Subscription, the Concurrent Equity Placement and the Concurrent Repurchases, as well as the proposed EGM, and there can be no assurance that any of these transactions will be completed or that the required shareholder approval will be obtained.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the terms of the Notes, whether the Company will complete the Notes Offerings, the Concurrent Equity Placement, the Concurrent Repurchases or the Tencent Notes Subscription, whether the required shareholder approval will be obtained, the timing and outcome of the proposed EGM, descriptions of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com